FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of April 2014

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

An announcement regarding power generation of Huaneng Power International, Inc. (the “Registrant”) in the first quarter of 2014, made by the Registrant on April 15, 2014.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

POWER GENERATION WITHIN CHINA
INCREASES BY 4.01% FOR THE FIRST QUARTER OF 2014

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the “Company”) announces its power generation for the first quarter of 2014.

According to the Company’s preliminary statistics, as of 31 March 2014, the Company’s total power generation by the power plants within China on consolidated basis amounted to 77.285 billion kWh, representing an increase of 4.01% over the same period last year. Total electricity sold by the Company amounted to 73.137 billion kWh, representing an increase of 4.18% over the same period last year. The increase in power generation of the Company was mainly attributable to the following reasons:

1.    The on-going stable growth of the nationwide electricity consumption provided the Company favourable opportunities to increase power generation;

2.   The Company increased power generation by seizing the opportunity of strong demand for heat arising from low temperature in certain regions in the first quarter;

3.   The Company has enhanced its sales effort and reinforced the supervision during the critical period and holidays, including new year and spring festival, thus achieving an increase in power generation on the same basis.

The power generation and electricity sold by each of the Company’s domestic power plants for the first quarter of 2014 are listed below (in billion kWh):

Domestic Power Plant	Power generation for the first quarter of 2014	Power generation for the first quarter of 2013	Change	Electricity sold for the first quarter of 2014	Electricity sold for the first quarter of 2013	Change

Liaoning Province
Dalian	1.756	1.545	13.66%	1.663	1.472	12.98%
Dandong	1.067	1.042	2.40%	1.019	0.995	2.41%
Yingkou	1.582	1.750	-9.60%	1.468	1.641	-10.54%
Yingkou Co-generation	0.967	0.983	-1.63%	0.906	0.921	-1.63%
Wafangdian Wind	0.023	0.030	-23.33%	0.022	0.030	-26.67%
Suzi River Hydropower	0.002	0.001	100.00%	0.002	0.001	100.00%
Changtu Wind Power	0.017	0.019	-10.53%	0.017	0.019	-10.53%

Inner Mongolia
Huade Wind power	0.051	0.045	13.33%	0.050	0.044	13.64%

Hebei Province
Shang’an	2.602	3.099	-16.04%	2.446	2.917	-16.15%
Kangbao Wind Power	0.021	0.019	10.53%	0.019	0.017	11.76%

Gansu Province
Pingliang	3.027	2.795	8.30%	2.880	2.678	7.54%
Jiuquan Wind Power	0.190	0.201	-5.47%	0.189	0.199	-5.03%

Beijing
Beijing Co-generation (Coal-fired)	1.316	1.425	-7.65%	1.153	1.252	-7.91%
Beijing Co-generation (Combined Cycle)	1.241	1.234	0.57%	1.212	1.199	1.08%

Domestic Power Plant	Power generation for the first quarter of 2014	Power generation for the first quarter of 2013	Change	Electricity sold for the first quarter of 2014	Electricity sold for the first quarter of 2013	Change

Tianjin
Yangliuqing	1.880	2.012	-6.56%	1.740	1.870	-6.95%

Shanxi Province
Yushe	0.578	0.668	-13.47%	0.535	0.619	-13.57%
Zuoquan	1.508	1.725	-12.58%	1.417	1.620	-12.53%

Shandong Province
Dezhou	3.325	3.256	2.12%	3.114	3.052	2.03%
Jining	1.349	1.272	6.05%	1.262	1.177	7.22%
Xindian	0.828	0.747	10.84%	0.776	0.697	11.33%
Weihai	2.647	2.254	17.44%	2.523	2.142	17.79%
Rizhao Phase II	2.084	1.345	54.94%	1.983	1.277	55.29%
Zhanhua Co-generation	0.443	0.401	10.47%	0.406	0.367	10.63%

Henan Province
Qinbei	5.326	4.480	18.88%	5.073	4.243	19.56%

Jiangsu Province
Nantong	1.728	1.859	-7.05%	1.646	1.774	-7.22%
Nanjing	0.915	0.911	0.44%	0.867	0.863	0.46%
Taicang	2.771	2.859	-3.08%	2.642	2.732	-3.29%
Huaiyin	1.510	1.608	-6.09%	1.421	1.513	-6.08%
Jinling (Combined Cycle)	0.446	0.423	5.44%	0.436	0.414	5.31%
Jinling (Coal-fired)	2.909	2.977	-2.28%	2.783	2.840	-2.01%
Jinling Combined Cycle Co-generation	0.339	—	—	0.334	—	—
Qidong Wind Power	0.108	0.090	20.00%	0.106	0.089	19.10%
Rudong Wind Power	0.035	—	—	0.034	—	—

Domestic Power Plant	Power generation for the first quarter of 2014	Power generation for the first quarter of 2013	Change	Electricity sold for the first quarter of 2014	Electricity sold for the first quarter of 2013	Change

Shanghai
Shidongkou First	2.011	2.063	-2.52%	1.889	1.950	-3.13%
Shidongkou Second	1.791	1.937	-7.54%	1.724	1.869	-7.76%
Shanghai Combined Cycle	0.456	0.411	10.95%	0.446	0.402	10.95%
Shidongkou Power	2.042	1.932	5.69%	1.953	1.847	5.74%

Chongqing
Luohuang	4.304	4.213	2.16%	3.997	3.907	2.30%

Zhejiang Province
Yuhan	5.575	5.502	1.33%	5.328	5.238	1.72%

Hubei Province
Enshi Maweigou Hydropower	0.005	0.007	-28.57%	0.005	0.006	-16.67%

Hunan Province
Yueyang	2.836	2.631	7.79%	2.669	2.471	8.01%
Xianqi Hydropower	0.055	0.066	-16.67%	0.054	0.065	-16.92%

Jiangxi Province
Jinggangshan	2.407	2.145	12.21%	2.301	2.052	12.13%

Fujian Province
Fuzhou	3.462	3.258	6.26%	3.299	3.103	6.32%

Guangdong Province
Shantou Coal-fired	1.204	0.986	22.11%	1.141	0.935	22.03%
Haimen	3.859	2.589	49.05%	3.707	2.467	50.26%

Domestic Power Plant	Power generation for the first quarter of 2014	Power generation for the first quarter of 2013	Change	Electricity sold for the first quarter of 2014	Electricity sold for the first quarter of 2013	Change

Yunnan Province
Diandong Energy	1.789	2.218	-19.34%	1.655	2.055	-19.46%
Yuwang Energy	0.898	1.273	-29.46%	0.825	1.164	-29.12%
Total	77.285	74.306	4.01%	73.137	70.205	4.18%

The accumulated power generation of Tuas Power Limited in Singapore, which is wholly owned by the Company, accounted for a market share of 21.2% in Singapore in the first quarter of 2014, representing an increase of 0.7 percentage points compared to the same period last year.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Shao Shiwei
(Executive Director)	(Independent Non-executive Director)
Huang Long	Wu Liansheng
(Non-executive Director)	(Independent Non-executive Director)
Li Shiqi	Li Zhensheng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Xie Rongxing
(Non-executive Director)

Beijing, the PRC 15 April 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name: Du Daming
Title: Company Secretary

Date:     April 15, 2014